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CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in this annual report on Form 40-F of our audit report dated March 14, 2008 on the consolidated financial statements of Quest Capital Corp. as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and of its internal control over financial reporting as at December 31, 2007. The audited consolidated financial statements are included as an exhibit to the company’s annual report on Form 40-F.

Chartered Accountants
Vancouver, British Columbia
March 14, 2008